Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Special meetings of shareholders of the Funds were held on February 21, 2002 (for the ING Strategic Income Fund and ING Money Market Fund) and on March 21, 2002 (for the High Yield Opportunity Fund) to approve the reorganization of each Fund as a newly created series of ING Funds Trust, a Delaware business trust. The votes by shareholders of the Funds were as follows:

     (1)  ING High Yield Opportunity Fund (For: 11,739,943, Against: 359,365)
     (2)  ING Money Market Fund (For: 39,286,409, Against: 383,557)
     (3)  ING Strategic Income Fund (For: 2,751,083, Against: 9,747)